

November 6, 2013

Via E-mail
Niall Nolan
Chief Financial Officer
Navigator Holdings Ltd.
21 Palmer Street
London SW1H 0AD
United Kingdom

    Re: **Navigator Holdings Ltd.**
            Amendment No. 2 to
            Registration Statement on Form F-1
            Filed November 4, 2013
            File No. 333-191784

Dear Mr. Nolan:

We have reviewed your response to our prior comment letter to you dated October 31, 2013 and have the following additional comments.

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2013, and for the years ended December 31, 2012 and 2011, pages F-6 and F-16

1. We note that you have reflected payments for drydocking costs as a cash flow from investing activities in your consolidated statement of cash flows for the nine months ended September 30, 2013 and for the years ended December 31, 2012 and 2011. Please note that it is generally staff position that since such costs are incurred in connection with the operation of your vessels, they should be reflected as cash flows from operating activities in your consolidated statement of cash flows. Furthermore, we do not believe that the method used to recognize such costs (i.e., direct expense versus deferral) should impact how such costs are reflected in your consolidated statements of cash flows. Accordingly, please revise to reflect the cash flows associated with drydocking your vessels as cash flows from operating activities.

Note 6. Share-Based Compensation, page F-8

2. Please revise Note 6 to explain how you calculated or determined the aggregate intrinsic value of your outstanding restricted shares at September 30, 2013. Note 11 to your audited financial statements should be similarly revised to explain how the aggregate intrinsic value at December 31, 2012 was determined.

Exhibits 10.7 and 10.8

3. It does not appear that all of the conformed signatures have been provided. Please refile these exhibits or advise.

      You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

      Sincerely,

      /s/ Justin Dobbie

      Justin Dobbie
      Legal Branch Chief

cc: Via E-mail
       Mike Rosenwasser, Esq.